EXHIBIT 5.1

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) by and between Titanium Healthcare, Inc., a Nevada corporation (the “Company” or “TIHC”), and Kamran Nezami (“Executive”) is hereby entered into effective as of March 2, 2015 (“Effective Date”).

RECITALS

Whereas, as of the Effective Date, the Company wishes to employ Executive, and Executive wishes to be employed by the Company, on the terms set forth herein; and

Whereas, in the course of his employment with the Company, Executive will become familiar with and aware of information as to TIHC’s customers and specific manner of doing business, including the processes, techniques and trade secrets used by TIHC, and future plans with respect thereto, all of which have been and will be established and maintained at great expense to TIHC and which constitute trade secrets and the valuable goodwill of TIHC.

Therefore, in consideration of the mutual promises, terms, covenants and conditions set forth herein and the performance of each, it is hereby agreed as follows:

AGREEMENTS

1.	Employment and Duties.

a.

The Company hereby employs Executive as the Chief Business Development Officer of Titanium Healthcare, Inc. As such, Executive shall have the responsibilities, duties and authority customarily appertaining to such office and such other duties as may be reasonably assigned to Executive by the Board of Directors and which are consistent with such position. Executive hereby accepts this employment upon the terms and conditions herein contained and agrees to devote such time as is reasonable and customary to effectively carry out such function and to promote and further the business and interests of the Company and its affiliates. Company understands and agrees that Executive has other business interests that may be pursued simultaneously and in conjunction with his employment by Company, and such activities shall not be prohibited under this Agreement or be, in and of themselves, Cause for termination.

b.

Executive shall faithfully adhere to, execute and fulfill all reasonable and lawful policies established by the Company, to the extent such policies have been communicated to Executive in writing or the Executive is otherwise aware of such policies, and such policies are not inconsistent with any of the terms of this Agreement or with any federal, state or local law or regulation.

2.	Compensation. For all services rendered by Executive, the Company shall compensate Executive as follows:

a.

Base Salary. The base salary payable to Executive from the Effective Date will be $180,000 per year (“Base Salary”) payable in accordance with the Company’s payroll procedures for officers. For any periods, on an annual basis such Base Salary shall be reviewed by the Board of Directors, and may be adjusted at its discretion in light of the Executive’s position, responsibilities, performance and such other reasonable, job-related factors that the Board deems appropriate. Any reduction of Executive’s Base Salary shall constitute Good Reason as defined in Section 4.e. of this Agreement.

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b.

Incentive Compensation. The Executive will be entitled to receive additional compensation (“Incentive Compensation”) based on the financial performance of the Company. Said compensation shall be earned and payable quarterly, on the pay period after the filing of the Company’s quarterly financial report on Form 10-Q with the U.S. Securities and Exchange Commission. Such compensation shall be calculated based on the Company’s consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) as measured quarterly using Generally Accepted Accounting Practices (“GAAP”) of the United States.

i.

For calendar year 2015 Executive shall be entitled to receive incentive compensation of $45,000 per calendar quarter based upon the Company achieving EBITDA targets established by the Board of Directors, as filed in the corporate minute books of the Company and dated the date of this Agreement.

ii.

For each year during the Term subsequent to 2015, the Board of Directors of the Company, shall determine the annual EBITDA targets (“EBITDA Targets”) for the Company consistent with the Company’s annual operating plan approved for such calendar year, and file such targets in the corporate minute books of the Company. For the purpose of the Incentive Compensation, such EBITDA Targets shall not be increased by more than 5% per year or 10% cumulatively over the Term of this Agreement. Executive shall be entitled to receive incentive compensation of $45,000 per calendar quarter based upon the Company achieving such EBITDA Targets.

c.	Executive Perquisites and Benefits. During the Term, Executive shall be entitled to receive additional benefits and compensation from the Company in the form and to the extent specified below:

i.	Executive shall be reimbursed for all business travel and other out-of-pocket expenses reasonably incurred by Executive in the performance of his duties pursuant to this Agreement and in accordance with the Company’s policy for its officers. All such expenses shall be appropriately documented in reasonable detail by Executive upon submission of any request for reimbursement, and in a format and manner consistent with the Company’s expense reporting policy.

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ii.	Executive shall be entitled to participate in the various employee benefit plans or programs provided to the other comparable officers (in terms of position) of the Company in general, subject to the regular eligibility requirements with respect to each of such benefit plans or programs, and such other benefits or perquisites as may be approved for Executive by the Board during the term of this Agreement. The preceding sentence shall not require the Company to establish or maintain any particular employee benefit plan, program, or arrangement, or in any way limit the Company’s right to amend, modify or revoke any such employee benefit plan, program, or arrangement without Executive’s consent.

iii.	Executive shall be entitled to a permanent office at the Company’s headquarters in and at the location where it presently exists at 2100 McKinney, Suite 1780, Dallas, Texas, so long as the Company is located at such address, and a comparable office at any new headquarters in the event the Company relocates its headquarters.

iv.	The Company shall provide an executive assistant who reports directly to Executive. Executive shall have the right to hire the executive assistant of his own choice. Executive shall be responsible for determining the duties of such executive assistant, provided such duties are consistent with applicable law and otherwise in accordance with policies, procedures of handbooks adopted by the Company from time to time. Such executive assistant’s performance shall be evaluated by the Executive, consistent with the Company’s policies and procedures for similarly situated employees. Any changes to such executive assistant’s compensation shall be determined by the Executive, but shall not increase more than 10% per year unless approved by the Chief Executive Officer, and in no event to exceed $80,000 annually. Executive’s executive assistant shall not be terminated without Executive’s consent.

3.

Non-Solicitation Agreement. Executive acknowledges that as a consequence of his employment with the Company, he will be furnished or have access to Confidential Information (as defined below). Executive further recognizes that the Company’s willingness to enter into this Agreement is based in material part on Executive’s agreement to the provisions of this paragraph 3 and that Executive’s breach of the provisions of this paragraph 3 could materially damage the Company. Subject to the further provisions of this Agreement, Executive will not, during his actual employment with the Company and, following the termination of such employment for any reason for a period that shall expire on (i) the expiration of the Term, or (ii) twelve months after the termination of such employment if Executive’s Employment is terminated For Cause or if Executive terminates his employment hereunder without Good Reason (the “Non-solicitation Period”), directly or indirectly, for himself or on behalf of or in conjunction with any other person, company, partnership, corporation or business of whatever nature:

a.

call upon any person who is at that time or was within the preceding 6 months (who is known to Executive) an employee of TIHC (except for his Executive Assistant) for the purpose or with the intent of enticing such employee away from or out of the employ of TIHC; or

b.	any existing shareholder of the Company

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The restriction on solicitation provided in this paragraph shall not be enforceable if Executive is terminated without Cause or if Executive terminates his employment hereunder for Good Reason.

The covenants in this paragraph 3 are severable and separate, and the non-enforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and the Agreement shall thereby be reformed. It is specifically agreed that the portion of the Non-solicitation Period following termination of employment stated at the beginning of this paragraph 3, during which the agreements and covenants of Executive made in this paragraph 3 shall be effective, may be computed by excluding from such computation any time during which Executive is determined by a court of competent jurisdiction or arbitrator to be in material violation of any provision of this paragraph 3.

4.

Term; Termination; Rights on Termination. The term of this Agreement shall begin on the Effective Date and continue for a period of three years from the Effective Date (the “Term”), unless terminated sooner as herein provided. This Agreement and Executive’s employment may be terminated in any of the followings ways:

a.

Death. The death of Executive shall immediately terminate this Agreement with no severance compensation due Executive’s estate except compensation provided in paragraph 2 of this Agreement that has been earned by Executive through the date of his death (including but not limited to unpaid Base compensation and Incentive Compensation); provided, however, the Company shall pay to Executive’s then qualified beneficiaries, within 30 days following the date of Executive’s death, a single sum amount equal to the result obtained by dividing (i) the cost of providing, for a period of 90 days after the death of Executive, the coverage under the Company’s group health plan in which Executive or such beneficiaries participated immediately prior to Executive’s death, by (ii) 0.6. Subject to approval of the insurer or reinsurer of the Company’s group health plan, the maximum period of COBRA coverage shall be measured beginning on the 90th day after the Executive’s date of death. Health coverage will be offered at covered individuals' expense for the requisite period preceding COBRA.

b.

Disability. If Executive becomes entitled to and receives benefits under an insured long term disability plan of TIHC (incurs a “Disability”), the Company, with the approval of the Board (excluding for this purpose Executive if he is a member of the Board), may terminate this Agreement and Executive’s employment hereunder. In the event this Agreement is terminated as a result of Executive’s Disability, Executive shall have no right to any severance compensation; provided, however, (i) Executive shall be entitled to any benefits payable to Executive under such long term disability plan, and (ii) the Company shall pay to Executive, within 30 days following the date Executive is determined to have a Disability, a single sum amount equal to the result obtained by dividing (A) the cost of providing, for a period of two years after the date Executive’s employment is terminated following his Disability (the “Disability Termination Date”), the coverage under the Company’s group health plan in which Executive or such beneficiaries participated immediately prior to the Disability Termination Date, by (B) 0.6. Subject to approval of the insurer or reinsurer of the Company’s group health plan, the maximum period of COBRA coverage shall be measured beginning on the second anniversary of the Disability Termination Date. Health coverage will be offered at covered individuals' expense for the requisite period preceding COBRA.

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In the event Executive ceases to be disabled, the provisions of paragraph 3 shall not apply unless the Company shall offer to reinstate Executive under an agreement containing terms and provisions no less beneficial to Executive than those set forth in this Agreement.

c.

Cause. The Company may terminate this Agreement and Executive’s employment for “Cause,” which shall be: (1) Executive’s breach of this Agreement (which remains uncured at the end of a 10-day period after receipt of written notice of the breach including a specific statement of the nature of the breach); (2) fraud, misappropriation or embezzlement of funds or other property of TIHC, (3) Executive’s conviction of a felony which, in the opinion of the Board (excluding Executive if Executive is a member of the Board), brings Executive or TIHC into disrepute or causes harm to TIHC’s business, customer relations, financial condition or prospects, or (4) violation of any statutory or common law duty of loyalty (as expressly modified herein) or other fiduciary duty (as modified herein) to TIHC, if any such duty exists. Any termination for Cause must be approved by the Board (excluding for this purpose Executive if he is a member of the Board). In the event of a termination for Cause, Executive shall have no right to any severance compensation.

d.

Without Cause or For Good Reason. Executive may be terminated without Cause and other than due to Disability by the Company during the Term only if such termination is approved by the Board (excluding for this purpose Executive if he is a member of the Board). Should Executive be terminated by the Company without Cause and other than due to Disability or should Executive terminate with Good Reason during the Term, Executive shall be entitled to receive from the Company an amount equal to the sum of (i) any accrued but unpaid salary and benefits as specified in paragraph 4.h., (ii) an amount equal to Executive’s Base Salary (then in effect) for whatever time period is remaining under the Term (without reduction to the extent Base Salary was reduced by more than 5% per year or 10% cumulatively over the Term of this Agreement), and (iii) an amount equal to any Incentive Compensation which would have been payable to Executive during the years remaining under the Term of this Agreement based on the Company’s EBITDA Target performance, projected forward on an annualized basis, less any Incentive Compensation previously paid. All amounts payable hereunder shall be paid at the time of termination In addition, if such termination occurs within one year after a Change of Control (defined below), Company shall pay to Executive, the amounts specified in paragraphs 4.d(i)-(iii).

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For purposes of this paragraph 4.d:

“Change of Control” shall mean the effective date of the first to occur of the following events:

(i)

any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s common stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company’s common stock immediately prior to such transaction have the same proportionate ownership of common stock of the surviving corporation immediately after such transaction; and

(ii)

any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company.

e.

Executive shall have “Good Reason” to terminate his employment hereunder as a consequence of any of the following events, unless such event is agreed to in writing by Executive: (i) a material reduction in his authority, titles, responsibilities or duties; (ii) the relocation of the Company’s principal executive offices or Executive’s principal office to a location outside the state of Texas; (iii) the request by the Board that Executive perform any illegal act to which criminal sanctions might apply; (iv) the failure of the Company to obtain a satisfactory agreement from any successor or assign of the Company to assume and agree to perform this Agreement, as contemplated in paragraph 9; (v) a reduction of Executive’s Base Salary; (vi) any attempt by Company to increase Executive’s EBITDA Targets in excess of 5% for any year or cumulatively in excess of 10% over the Term of this Agreement; or (vii) a breach of this Agreement by the Company (including failure of the Company to pay Executive on a timely basis the amounts to which Executive is entitled under this Agreement); provided, however, Good Reason shall exist with respect to a matter only if such matter is not corrected by the Company within 30 days of its receipt of written notice of such matter from Executive.

f.

If termination of Executive’s employment arises out of the events set forth in paragraph 4 and Executive must enforce the payment of the severance amount due through litigation, the Company shall pay all amounts and damages to which Executive may be entitled as a result of such breach, including interest thereon and all reasonable legal fees and expenses and other costs incurred by Executive to enforce his rights hereunder.

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g.

Resignation Without Good Reason. Executive may, without Good Reason, terminate this Agreement and Executive’s employment, effective 30 days after written notice is provided to the Company. If Executive resigns or otherwise terminates his employment without Good Reason, Executive shall receive all accrued but unpaid salary, bonus and benefits. Under no circumstances where Executive terminates Executive’s employment without Good Reason, shall Executive be entitled to any pro rata share or payment of any bonus or other compensation which requires employment at the time of the determination or award for eligibility.

h.

Upon termination of this Agreement for any reason provided above, in addition to the above payments, if any, Executive shall be entitled to receive all compensation earned (including but not limited to accrued vacation, sick leave and personal leave, and reimbursements due through the effective date of termination, paid to Executive in a lump sum on the next regularly scheduled payday following the effective date of termination. In the event that Executive’s employment is terminated for Cause, or by Executive without Good Reason Executive shall not be entitled to any pro rata share or payment of any bonus or other compensation which requires employment at the time of the determination or award for eligibility. In addition, a termination of this Agreement for any reason provided above shall not alter or impair any of Executive’s vested rights or benefits, if any, under any (i) employee benefit plan of TIHC or (ii) deferred compensation plan, including, without limitation, any stock option plan, of TIHC. All other rights and obligations of the Company and Executive under this Agreement shall cease as of the effective date of termination, except that Executive’s obligations under paragraphs 3, 5, 6, and 7 herein shall survive such termination in accordance with their terms, unless or except as expressly provided otherwise in this Agreement. In the event the Company fails to timely satisfy its payment obligations to Executive hereunder upon termination, Executive’s obligations under paragraphs 3, 5, 6 and 7 shall terminate and be of no further force and effect.

5.

Return of Company Property. All records, designs, patents, business plans, financial statements, manuals, memoranda, lists and other property delivered to or compiled by Executive for the exclusive use of the Company after the effective date of the Agreement (but not such materials as were previously owned or in the possession of Executive prior to the term hereof or obtained from a source other than the Company) by or on behalf of any of the Company or its representatives, vendors or customers for the purpose of the Company’s business but not otherwise shall be and remain the property of the Company, and be subject at all times to its discretion and control. Likewise, all correspondence, reports, records, charts, advertising materials and other similar data pertaining to the business, activities or future plans of the Company which is collected by Executive after the date hereof shall be delivered promptly to the Company without request by it upon termination of Executive’s employment for any reason and Executive shall not retain any copies of the same. The foregoing shall not apply to any personnel, compensation, or benefits information regarding Executive.

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6.

Trade Secrets. Executive agrees that he will not, during Executive’s actual employment and, following the termination of such employment for any reason, directly or indirectly, disclose any trade secrets of TIHC, except as required by law and prior to any such disclosure Executive shall give the Company prior written notice thereof and the opportunity to contest such disclosure.

7.	Confidentiality.

a.

Executive acknowledges and agrees that all Confidential Information (as defined below) of the Company is confidential and a valuable, special and unique asset of the Company that gives the Company an advantage over its actual and potential, current and future competitors. Executive further acknowledges and agrees that Executive owes the Company a fiduciary duty to preserve and protect all Confidential Information from unauthorized disclosure or unauthorized use, that certain Confidential Information constitutes “trade secrets” under applicable laws and that unauthorized disclosure or unauthorized use of the Confidential Information would irreparably injure the Company. During Executive’s actual employment and, following the termination of such employment for any reason, for a period that shall expire three years after the termination of such employment, Executive shall: (a) hold all Confidential Information in strict confidence, and (b) not use any Confidential Information except for the benefit of the Company, in accordance with the duties assigned to Executive, and (c) not disclose any Confidential Information to any person or entity (except other employees of the Company who have a need to know the information in connection with the performance of their employment duties, and who have been informed of the confidential nature of the confidential information and have agreed to keep it confidential), or copy, reproduce, modify, transmit, including electronic transmission, decompile or reverse engineer any Confidential Information. Executive shall take reasonable precautions to protect the physical security of all documents and other material containing Confidential Information (regardless of the medium on which the Confidential Information is stored). This Agreement applies to all Confidential Information, whether now known or later to become known to Executive as a consequence of his employment by the Company, but not otherwise.

b.

Upon the termination of Executive’s employment with the Company for any reason, and upon written request of the Company at any other time, Executive shall promptly surrender and deliver to the Company all documents containing Confidential Information and shall not retain any such document or other material.

c.

Because of the difficulty of measuring economic losses to the Company as a result of a breach of the covenants contained in paragraphs 3, 6 and 7, of this Agreement, and because of the immediate and irreparable damage that could be caused to the Company for which it would have no other adequate remedy, Executive agrees that such covenants may be enforced by the Company, in the event that a court of competent jurisdiction determines that he has breached, or has attempted or threatened to breach, any of such covenants, by injunctions, restraining orders, and orders of specific performance issued by a court of competent jurisdiction. This relief is in addition to all other remedies available at law.

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d.

Nothing contained in paragraphs 6 or 7 of this Agreement shall be construed to limit the Company’s common law and statutory rights regarding the protection of its trade secrets and Confidential Information.

e.

Nothing contained in paragraphs 6 or 7 of this Agreement shall be construed to limit Executive’s right to use the expertise, skills, and knowledge he possessed as of the date of his execution of this Agreement, to the extent such use is consistent with applicable laws.

f.

As used in this Agreement, the term “Confidential Information” shall mean any information or material known to or used by or for TIHC that is not generally known to the public or persons in the Company’s business and was not previously known to Executive prior to this Agreement. Subject to the foregoing, Confidential Information includes, but is not limited to, the following: all trade secrets of TIHC; all information that TIHC has marked as confidential or has otherwise described to Executive (either in writing or orally) as confidential; all nonpublic information concerning TIHC’s products, services, prospective products or services, research, product designs, prices, discounts, costs, marketing plans, marketing techniques, market studies, test data, customers, customer lists and records, suppliers and contracts; all TIHC business records and plans; all TIHC personnel files; all financial information of or concerning TIHC; all information relating to operating system software, application software, software and system methodology, hardware platforms, technical information, inventions, computer programs and listings, source codes, and object codes, copyrights and other intellectual property; all technical specifications; any proprietary information belonging to TIHC; all computer hardware or software manuals; all training or instruction manuals; and all data and all computer system passwords and user codes. For purposes hereof, Confidential Information shall not include such information (i) that was known to Executive prior to the Effective Date or as a consequence of Executive’s permitted activities that are unrelated to the Company,; (ii) which becomes known to the public or in the industry through no fault of Executive; (iii) the disclosure of which is required by law (including regulations and rulings) or the order of any competent governmental authority or Executive reasonably believes is required in connection with the defense of a lawsuit against Executive, provided that in either case, prior to disclosing any information, Executive shall give prior written notice thereof to the Company and provide the Company with the opportunity to contest such disclosure; or (iv) any personnel, compensation, or benefits information regarding Executive. Confidential Information shall not include, any information known to Executive prior to this Agreement, that is provided to, learned by or developed by Executive independently of his employment by Company or in connection with Executive’s other business activities, was provided to Executive by third parties outside the Company who are not under any confidentiality restrictions or agreements with Company or is derived from any of the foregoing.

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8.

No Prior Agreements. Executive hereby represents and warrants to the Company that the execution of this Agreement by Executive and his employment by the Company and the performance of his duties hereunder will not violate or be a breach of any agreement, including any non-competition agreement, invention or secrecy agreement, with a former employer, client or any other person or entity.

9.

Assignment: Binding Effect. Executive understands that he has been selected for employment by the Company on the basis of his personal qualifications, experience and skills. Executive agrees, therefore, that he cannot assign all or any portion of his performance under this Agreement. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective heirs, legal representatives, successors and assigns. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and assets of the Company, to expressly assume and agree in writing reasonably satisfactory to Executive to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such written agreement prior to the effectiveness of any such succession shall be a material breach of this Agreement.

10.

No Mitigation; Offset. Executive shall not be required to mitigate the amount of any Company payment provided for in this Agreement by seeking other employment or otherwise’ and Executive’s obtaining other employment shall not reduce the amounts owed to him hereunder regardless of when such employment commences The amount of any payment required to be paid to Executive by the Company may be reduced by any amounts that are owed to the Company by Executive.

11.

Release. Notwithstanding anything in this Agreement to the contrary, Executive shall not be entitled to receive any severance payments pursuant to paragraph 4. of this Agreement unless Executive has executed (and not revoked) a release of all claims arising under this Agreement or relating to Executive’s employment or termination thereof, known or unknown, that Executive may have against the Company, its subsidiaries, their directors, officers, and employees, in a form of such release reasonably acceptable to the Company. Unless the Company wrongly refuses to pay or disputes the compensation owed to Executive hereunder, the Company shall have no obligation to commence payments pursuant to paragraph 4 until such a release becomes effective, provided that such release is consistent and enforceable under all applicable laws and this Agreement. Any such release executed by Executive pursuant to this Agreement will not act to waive any rights or claims that may arise after the date the release is executed.

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12.

Complete Agreement. This Agreement supersedes, and replaces in full, all representations, understandings and agreements (oral or written) between Executive and the Company or any of TIHC or any of their officers, directors or representatives existing as of the Effective Date and covering the same subject matter as this Agreement, save and except any indemnity obligations in prior Employment Agreements between the Company (or any predecessors) and Executive. This written Agreement is the final, complete and exclusive statement and expression of the agreement between the Company and Executive and of all the terms of this Agreement, and it cannot be varied, contradicted or supplemented by evidence of any prior or contemporaneous oral or written agreements. This written Agreement may not be modified after the Effective Date except by a further writing signed by a duly authorized officer of the Company and Executive, and no term of this Agreement may be waived except by writing signed by the party waiving the benefit of such term. Without limiting the generality of the foregoing, either party’s failure to insist on strict compliance with this Agreement shall not be deemed a waiver thereof.

13.	Notice. Whenever any notice is required hereunder, it shall be given in email or writing addressed as follows:

To the Company:	Titanium Healthcare, Inc. 2100 McKinney Avenue Suite 1780 Dallas, Texas 75201 Attn: Chief Executive Officer

To Executive:	Kamran Nezami
226 Canyon Turn Trail
Austin, Texas 78734

Notice shall be deemed given and effective on the earlier of three days after the deposit in the U.S. mail of a writing addressed as above and sent first class mail, certified, return receipt requested, or when actually received by email. Either party may change the address for notice by notifying the other party of such change in accordance with this paragraph 13.

14.	Severability; Headings. If any portion of this Agreement is held invalid or inoperative, the other portions of this Agreement shall be deemed valid and operative and, so far as is reasonable and possible, effect shall be given to the intent manifested by the portion held invalid or inoperative. The paragraph headings herein are for reference purposes only and are not intended in any way to describe, interpret, define or limit the extent or intent of the Agreement or of any part hereof.

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15.	Dispute Resolutions. Except with respect to injunctive relief as provided in paragraph 3b., neither party shall institute a proceeding in any court or administrative agency to resolve a dispute between the parties before that party has sought to resolve the dispute through direct negotiation with the other party. If the dispute is not resolved within two weeks after a demand for direct negotiations, then either party may initiate arbitration proceedings before a single arbitrator in Austin, Travis County, Texas The arbitrator shall not have the authority to modify or change any term of this Agreement, but may award the Executive any compensation or benefits or other damages as a consequence of Company’s breach of this Agreement and due under the Agreement, and in addition, may award the Executive reasonable attorneys’ fees and expenses and interest thereon if the Company breached its obligations to the Executive under this Agreement, or (ii) that the Company has otherwise materially breached this Agreement. In addition, the arbitrator may award the Company damages and attorneys’ fees and expenses and interest thereon in the event the Arbitrator determines that the Executive has materially breached this Agreement. A decision by the arbitrator shall be final and binding. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The arbitrator may award costs and expenses, including reasonable attorneys’ fees, to the prevailing party as determined by the arbitrator in any dispute arising under this Agreement.

16.	Governing Law. This Agreement shall in all respects be construed according to the laws of the State of Texas without regard to its conflicts of law provisions.

17.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective for all purposes as of the Effective Date.

TITANIUM HEALTHCARE, INC.

By:	/s/ James York
Name:	James York
Title:	President

EXECUTIVE

By:	/s/ Kamran Nezami
Kamran Nezami

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